Exhibit 99.14
CONSENT OF EXPERT
FILED BY SEDAR
March 31, 2011
British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut
Goldcorp Inc.

Re:	Report Entitled “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report” dated March 26, 2011
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp Inc., to the public filing of the technical report entitled “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report” dated March 26, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the written disclosure contained in Goldcorp Inc.’s annual information form for the financial year ended December 31, 2010 (the “AIF”) dated March 31, 2011.
I hereby confirm that I have read the written disclosure contained in the AIF and that it fairly and accurately represents the information in the Report that supports the disclosure.
Sincerely,

(“Sophie Bergeron”) Sophie Bergeron, eng.,
Senior Mining Engineer,
Goldcorp Inc.